November 7, 2008

William Friar
Senior Financial Analyst
Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Friar:

Re:	Community West Bancshares
Schedule 14A
Filed October 24, 2008
File No. 000-23575

Enclosed are the Company’s responses related to your comment letter (SEC comments in bold) dated November 7, 2008.

1.	Disclose whether you have applied to participate in the Treasury Department’s Capital Purchase Program and Describe the status of your application.

Company Response

On October 24, 2008, the Company applied to its primary federal regulator, the Board of Governors of the Federal Reserve System (the "FRB"), and to the Bank's primary federal regulator, the Office of the Comptroller of the Currency (the "OCC") to participate in the Program up to the full extent permitted under the terms of the Program.

2.	Disclose the estimated proceeds of your proposed sale of securities to the Treasury Department and disclose how you expect to use them.

Company Response

As noted above, since the Program allows for up to an amount equal to three percent (3%) of our total risk-weighted assets we applied to purchase up to $15,600,000 in additional capital through the issuance of preferred shares to the Treasury.  As of the date of this Information Statement, our application is pending and we have not been advised as to the Treasury's decision thereon.  As of the date of this Information Statement, no assurances can be given that the Company will be able to participate in the Program, the approximate number of shares of preferred stock that the Company may issue pursuant to the Program or the approximate amount of consideration the Company will receive as compensation from Treasury for any such shares that may be issued by the Company under the Program.

If we are approved to receive the full amount requested, we would issue preferred shares to the Treasury raising $15,600,000 in additional capital at the Company level.  A portion of those funds are expected to be retained by the Company to assure our ability to satisfy the dividend payments on the preferred shares issued to the Treasury as and when they become due and payable in accordance with its terms as well as to provide additional funds to support the Company's operations.  We anticipate that the remaining amount will be periodically "downstreamed" to the Bank as needed to support our measured asset growth through meeting the loan demand of our customer base in our service area, assisting in maintaining a strong capital position for the Bank, and generally supporting the Bank's ongoing operations.

3.	Please disclose what would have been the 20 day moving average market price of the company’s stock as of a recent date.

Company Response

As of November 6, 2008, the twenty (20) day average market price of the Company's common stock was $4.18 based on the limited securities trading information available to the Company.

4.	Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

Company Response

Should the Treasury deny our application, we do not anticipate that it will have a material adverse effect on our capital resources, results of operations or liquidity.  Without the additional capital, we anticipate that our growth and ability to satisfy customer loan demand may be slowed, but we are well capitalized, are achieving profitability and have implemented policies and procedures we believe allow us to adequately maintain our liquidity.

5.	Disclose whether you will modify any plans or contracts to comply with limits on executive compensation eastablished by Section 111 of the Emergency Economic Stabilization Act of 2008.

Company Response

We have reviewed our executive compensation arrangements and do not anticipate that it will be necessary to modify any employee plans or contracts to comply with the limits on executive compensation established by the Emergency Economic Stabilization Act of 2008.

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We believe this letter is responsive to your comments.  Please do not hestitate to call (805-692-4409) if you have questions.

Very truly yours,

Charles G. Baltuskonis
Executive Vice President and Chief Financial Officer

cc:	William R. Peeples, Chairman of the Board of Directors, Community West Bancshares
Lynda J. Nahra, President and Chief Executive Officer
Arthur A. Coren; Horgan, Rosen, Beckham and Coren, LLC
Allicia Lam, Securities and Exchange Commission